CTD HOLDINGS, INC.
27317 N.W. 78th Avenue
High Springs, FL  32643
(386) 454-0887

February 18, 2011

VIA EDGAR AND FAX (703-813-6968)

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549-4631

RE:         CTD Holdings, Inc.
Form 10-K/A for the Fiscal Year ended December 31, 2009
Forms 10-Q/A for the Fiscal Quarters ended March 31, 2010, and September 30, 2010 and Form 10-Q for the Fiscal Quarter ended June 30, 2010
File No. 0-25466

Dear Mr. Decker:

We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance Securities and Exchange Commission set forth in the Staff’s February 11, 2011 letter.  For your reference, we included each comment from the Staff’s letter followed by our response.

Business, page 1

1.
We note your disclosure on pages 3 and 4 regarding the pulse drying facility.  Your disclosure on page 3 says that you are planning on building such a facility, while the disclosure on page 4 implies that you have already started construction of the facility.  Further, your disclosure on page 10 under “Liquidity and Capital Resources” states that you expect this project to be completed by year-end 2010.  With a view toward future disclosure, please advise us supplementally as to the status of such facility, including when you expect the facility to be complete and operational.

Response:

We initially planned to build our pulse drying facility at our High Springs property and had begun refitting buildings where the pulse dryer would be installed.

By the end of 2009, we had purchased some of the preliminary equipment and were continuing the preparation of the buildings for the installation of the pulse dryer.

Being unable to obtain the necessary zoning changes to operate a pulse drying operation on our existing property, in September 2010, we purchased a building in Alachua that was more suitably zoned to permit the pulse drying operation.  We have begun to seek traditional bank financing to finance the pulse drying system and to renovate the Alachua building.

Assuming that we secure between $300,000 and $500,000 in equipment financing before June 2011, we anticipate that the pulse drying facility will be completed by the end of 2011.

We will continue to update the status of our financing and the construction of our pulse drying facility in our future filings.

2.
We note that in your response to comment 2 in our letter dated December 13, 2010, you state that Cyclo has been designated as an orphan drug by the FDA.  However, your disclosure on page 2 suggests that the application with the FDA for Cyclo’s designation as an orphan drug is pending.  Please reconcile this discrepancy in your future filings.

Response:

We will reconcile the status of designation of Cyclo™ as an orphan drug in our future filings.

We supplementally advise you that, on May 17, 2010, the Federal Drug Administration granted orphan drug status for Cyclo™ for the treatment for Niemann Pick Type C (NPC) disease.

3.	We note the disclosure in the third paragraph under “Our Cyclodextrin (CD) Products” on page 2. We have the following comments:

•	With a view toward future disclosure, please advise us as to the availability of CDs in the commercial market.

•	Please advise us as to the percentage of your supplies that you purchase from Wacker Biosolutions, Mitsubishi Chemical Corporation, and Cyclodextrin Research & Development Laboratory.

•
Please advise us as to whether you have entered into any agreements with your suppliers, including the three identified in this section, and, if so, your consideration as to filing the agreements as exhibits to the Form 10-K.

Response:

There are at least six suppliers from which the natural CDs (Alpha, Beta, and Gamma) are commercially available – Equinox Chemicals, LLC, Hangzhou Peak Chemical Company Limited, International Specialty Products, Inc. Wacker Chemical Corporation, Mitsubishi Chemical Corporation, Cyclodextrin Research & Development Laboratory.  However, very few companies supply chemically modified CDs, and those that do manufacture them do not do so on any predictable schedule.

Except for our agreement with Cyclodextrin Research & Development Laboratory, we do not have any written agreements with any of our suppliers.  We generated less than 10% of our revenues in 2009 from products purchased under the written agreement with Cyclodextrin Research & Development Laboratory.  When purchasing CDs, we review the types, prices and quantities of the CDs available for purchase so that we can buy the CDs that our customers need on the terms most favorable to us.  Accordingly, the percentage of our supplies that we purchase from any given supplier varies each year depending upon the type, price and quantity of CDs available.

4.
We note the agreements filed as exhibits 10.4, 10.5 and 10.6 to the Form 10-K.  With a view toward future disclosure, please provide us with a materially complete description of these agreements and how they relate to your business.

Response:

The agreements filed as Exhibits 10.4, 10.5 and 10.6 to the Form 10-K have no material significance to our current operations.  We will revise our exhibits in future filings to include material contracts that are to be performed in whole or in part at or after the filing of the report, or that were entered into not more than two years before such filing.

Research and Development, page 5

5.
We note your response to comment 4 in our letter dated December 13, 2010, and in particular your statement that you have not conducted research and development for your company.  However, it appears from disclosure elsewhere in the filing that you conduct research and development on behalf or jointly with customers.  With a view toward future disclosure, please describe a materially complete description of your research and development activities with customers or other third parties, including costs and whether you are liable for these costs.

Response:

We do not currently conduct, nor have we historically conducted, research and development activities for ourselves, or on behalf of or jointly with our customers.   Accordingly, we do not have any research and development costs and are no liable for any of our clients’ research and development costs.

Competition, page 5

6.
We note the disclosure that you have established a “strong business relationship with one of the experts in this field – Cyclodextrin Research & Development Laboratory.”  With a view toward future disclosure, please provide us with a materially complete description of this relationship.

Response:

We have conducted business with Cyclodextrin Research & Development Laboratory of Hungary for many years, and we each have sent employees to visit and work with the other.  Since 2002, we have been the exclusive distributor in North America of products from Cyclodextrin Research & Development Laboratory.  Our exclusive right to distribute products produced by Cyclodextrin Research & Development Laboratory will expire as of July 2011 and will not be renewed.  We do not have any other formal business relationship with Cyclodextrin Research & Development Laboratory.  We will revise future filings to remove the phrase “We have established a strong business relationship” and to better explain our relationship with Cyclodextrin Research & Development Laboratory.

We advise you supplementally that we have determined that the agreement with Cyclodextrin Research & Development Laboratory pursuant to which we have the exclusive right to distribute its products in North America is not material.

Management’s Discussion and Analysis or Plan of Operations, page 9

2009 Compared to 2008, page 11

7.
We note your revisions in response to comment 22 in our letter dated December 13, 2010.  In future filings, please clarify how the timing and product mix of sales affected your cost of sales and margins.  For example, we note your statement that your cost of products sold as a percentage of sales decreased in 2009 as compared to 2008, primarily due to the increase in sales of Trappsol HPB.  However, it is unclear why the increase in Trappsol HPB sales resulted in such decrease.

Response:

In future filings we will clarify how the timing and product mix of sales affect our cost of sales and margins.

We supplementally advise you that our products have widely different margins based on the product type and quantity ordered.  Therefore, our revenue, cost of sales, and margins can vary significantly from one order to the next, even for the same product.

The margin on our product Trappsol HPB is higher than our average margin for our other products.  Therefore, as our sales of Trappsol HBP increases, our cost of sales as a percentage of revenue decreases and our margin percentage increases.

8.
We note that Aquaplex accounts for approximately 30% of your revenue.  Given its significance, please expand your year-over-year discussion in future filings to include a discussion and analysis of the impact of Aquaplex on your financial results.

Response:

In future filings we will expand our year over year discussion to include a discussion and analysis of the impact of Aquaplex on our financial results.

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

9.
We note your disclosure that “controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives . . .”  Please confirm to us whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level.  Please also comply with this comment in future filings.

Response:

We confirm that our principal executive and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.  We will comply with this comment in future filings.

Section 16(a) Beneficial Ownership Reporting Compliance, page 34

10.
We note your revisions in response to comment 34 in our letter dated December 13, 2010.  In future filings, please include all information required by Item 405 of Regulation S-K, including, for each person, the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required Form.  Further, please advise us supplementally as to when Mr. Fails and Mr. Weltman will file their Forms 3 and Forms 4.

Response:

In future filings, we will include all information required by Item 405 of Regulation S-K, including, for each person, the number of late reports, the number of transactions that were not reported on a timely basis, and any known failure to file a required Form.  Messrs. Fails and Weltman have been advised that the Staff has issued a comment asking when they will file their Forms 3 and Forms 4.

Summary Compensation Table, page 35

11.
We note your revisions in response to comment 36 in our letter dated December 13, 2010. In particular, we note your statement that other than the restrictions imposed by securities laws, there are no conditions or restrictions relating to the restricted stock, and the restricted stock was fully vested upon grant.  Given this statement, please advise us as to how this stock is considered “restricted stock” as opposed to an award of stock.

Response:

The stock awarded to Messrs. Strattan, Fails and Weltman should have been characterized as “unregistered stock” rather than “restricted stock.”

Exhibits

12.
We note your response to comment 42 in our letter dated December 13, 2010.  However, it appears that you continue to include exhibits that may no longer be material contracts pursuant to Item 601(b)(10) of Regulation S-K.  For example, exhibits 10.7, 10.8 and 10.9, all of which were filed with your Form 10-KSB filed on March 30, 2000, each expired in 2001.  In addition, it appears that many of the other exhibits reference agreements that were in force 10 to 15 years ago, such as the agreements filed as exhibits 10.3, 10.4 and 10.5.  These are just examples.  Please note, Item 601(b)(10) of Regulation S-K requires that you file material contracts that are to be performed in whole or in part at or after the filing of the report, or that were entered into not more than two years before such filing.  In future filings, please consider revising your exhibits accordingly.

Response:

In future filings, we will not include exhibits that are no longer materials contracts pursuant to Item 601(b)(10) of Regulation S-K.  We will revise our exhibits to include material contracts that are to be performed in whole or in part at or after the filing of the report, or that were entered into not more than two years before such filing.

*      *      *      *      *

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ C.E. Rick Strattan

C.E. Rick Strattan

cc:           Leslie J. Croland